UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
MillerKnoll, Inc.
(Exact name of the registrant as specified in its charter)

Michigan	001-15141	38-0837640
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification Number)

855 East Main Street, P.O. Box 302, Zeeland, MI		49464-0302
(Address of Principal Executive Offices)		(Zip Code)

Kevin J. Veltman (616) 654-3000 Chief Financial Officer
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the fiscal year ended ____________.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

MillerKnoll, Inc. is providing a Conflict Minerals Report for the calendar year ended December 31, 2025, filed as Exhibit 1.01 hereto, and it is publicly available electronically at https://www.millerknoll.com/investor-relations/financials-filings/sec-filings.

Item 1.02 Exhibit

MillerKnoll, Inc. has filed, as an exhibit to this Form SD, a Conflict Minerals Report as required by Item 1.01 of this Form.

Section 3 - Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MillerKnoll, Inc.

Date: May 29, 2026	By:	/s/ Kevin J. Veltman
Kevin J. Veltman
Chief Financial Officer